Andrew E. Seaberg
Associate
215-988-3328 Direct
215-988-2757 Fax
andrew.seaberg@dbr.com
January 23, 2012
VIA EDGAR
Laura Hatch
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Trust for Credit Unions Form N-SAR-B Filing for the period ended August 30, 2011 (File Nos. 33-18781 and 811-5407)
Dear Ms. Hatch:
     The following responds to the comment we received from you on January 4, 2012, regarding the above-referenced Form N-SAR-B filing. The Form N-SAR-B was filed on October 28, 2011 and covered the reporting period ended August 31, 2011. Our responses (in bold) follow to your comments:
     1. Comment: Please provide the mark-to-market net asset value per share of each series of the Registrant that is a money market fund, carried to four decimal places, for this and subsequent Form N-SAR filings.
     Response: The mark-to-market value of Registrant’s Money Market Portfolio on August 31, 2011 was $0.9998 per share. Registrant will provide the mark-to-market net asset value per share to four decimal places for its Money Market Portfolio and any other portfolios that are money market funds in subsequent Form N-SAR filings.
     We thank you for your assistance. If you should have any questions regarding the Registrant’s responses to your comments, please do not hesitate to contact the undersigned at 215-988-3328.
Sincerely,
/s/ Andrew E. Seaberg
Andrew E. Seaberg
AES